US LEC Corp. Announces Option Exchange Offer

FOR IMMEDIATE RELEASE

US LEC Corp. (Nasdaq: CLEC—News), a super-regional telecommunications carrier providing integrated voice, data and Internet telecommunications services to businesses, today announced that its Board of Directors has approved a voluntary stock option exchange offer for the holders of stock options with an exercise price of $4.00 or more.

Options to purchase approximately 4.1 million shares of US LEC Corp.’s common stock are outstanding. Options to purchase approximately 3.3 million shares will be eligible for exchange in the offer. The total number of outstanding options is not expected to change as a result of the offer.

The new options will be granted at least six months and one day after acceptance of the existing options for exchange. The exercise price of the new options will be determined on the date the new options are granted. The offer is scheduled to expire on January 24, 2003, and US LEC Corp. expects to grant the new options in late July 2003.

“The goal of our option plan is to motivate and retain employees as well as to continue to align our employees’ interests with those of our shareholders. By taking this step, our team will remain focused on continuing to deliver strong operating results and building shareholder value,” stated Aaron Cowell, US LEC’s chief executive officer and president.

US LEC Corp. will file a tender offer statement with the Securities and Exchange Commission that provides additional information about the terms of the offer.

About US LEC

Based in Charlotte, NC, US LEC is an integrated telecommunications carrier providing voice, data and Internet services to over 10,000 mid-to-large-sized business customers throughout the southeastern and mid-Atlantic United States. US LEC’s network of 26 digital switching centers consists of Lucent 5ESS® AnyMedia(TM) digital switches, Lucent CBX500 ATM data switches, Juniper M20(TM) Internet Gateway routers and an Alcatel MegaHub® 600ES. The US LEC local service area includes Alabama, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia and the District of Columbia. In addition to the states listed above, US LEC also offers selected voice and data services in Connecticut, Indiana, Massachusetts, New York, Ohio and Texas. For more information about US LEC, visit www.uslec.com.

CONTACT: media, Jennifer Sharpe, +1-704-319-1135, or jsharpe@uslec.com, or investors, James Stawski, +1-704-319-1189, or jstawski@uslec.com, both of US LEC Corp.